2023 REPORT

Eskala



LETTER ⌄

Dear investors,

Over the past 3 years, Eskala has invested and lent over $8M to under resourced communities with a default rate of <3%. We remain committed to our goal of serving 30,000 clients across 1,000 community partners over the next 5 years. Our microinvestment model of blending equity and debt financing has continued to be fruitful and the growth of our clients has reflected that. We still have a 100% survival rate of all the community banks that we helped establish.

We need your help!

Spread the word about Eskala! We intend to open a new equity round at the end of 2024. We welcome anyone who is interested in making a $100k investment to join us in Panama to tour our operations and experience their impact first hand. Another way to get involved is to make loans to community banking partners and cooperatives in Honduras through Eskala's Kiva partnership. Anyone can find these loan profiles on Kiva.org.

Sincerely,

Colleen O'Brien

Co-Founder & CEO

Pallav Vora

VP, Legal Affairs & Secretary

James Stollberg

Director, Founder/President Gemini Global Advisors LLC

Steve Nooyen

Board Member

Katherine Burgess

Chief Strategy Officer

How did we do this year?

REPORT CARD



B+

☺ The Good

We were able to raise almost $1M through an equity financing round.

The Company was able to negotiate an investment into a regulated financial lender in Panama, known as a "financiera."

The Company was able to realize operational efficiencies and achieved profitability for several months in 2023.

☹ The Bad

Political uncertainty in Nicaragua created a strain on Eskala operations in that country.

Interest rates continue to climb making debt more expensive and narrowing our margins.

Our iniative to convert some of our loans in Honduras into profit share arrangements went slower than anticipated.

2023 At a Glance

January 1 to December 31



$427,032 **+51%**

Revenue



$112,995 **[56%]**

Net Profit





$499,851 **+1%**
Short Term Debt

$1,175,580
Raised in 2023



$599,346
Cash on Hand
As of 03/15/24

INCOME   BALANCE   NARRATIVE



Net Margin: 26%   Gross Margin: 0%   Return on Assets: 3%   Earnings per Share: $0.03

Revenue per Employee: $61,005   Cash to Assets: 6%   Revenue to Receivables: 14   Debt Ratio: 32%

📄 ESKALA_INC._-_FINAL___2021.pdf

📄 Eskala_Inc_and_Consolidations_-_Financial_Statements_Dec2023__1_.pdf

We ❤️ Our 39 Investors

Thank You For Believing In Us

Carlos Russell	Jennifer Indeliclae	Oisin O'Connor	Jordana Brownstone	Sola Osinoiki	Jim Stollberg
Colleen O'Brien	Jen Klump	Steve Atamian	Virginia Carlson	Timothy Senechalle	Brian Anderson
Henderson Phalke	Jose Graciano	Kyle Raines	Jenna Dobrin	Marilynn H	Felix Vayssieres
Josh Sperling	Susan O'brien James...	Nancy Senechalle	Lila Newman	Mark Hutmacher	Timothy Stumpff
Phil Moore	Kamlesh Shah	Richard Gross	Saloni Sharma	Brendan O'Donnell	Tim Hoffman
David Erker	Megan Tannenbaum	Melody Hildebrandt	Dorothy O'Brien	Andrew Bird	Bicky Khosla
Tom Voell	Helen Voell				

Thank You!

From the Eskala Team



Steve Atamian in

Co-Founder & Chief Strategy Officer

Social entrepreneur for emerging economies. Co-Founder & CSO of Global Brigades, the largest movement for global health and holistic development.



Pallav Vora in

Co-Founder & VP of Legal

Legal professional with 10+ years experience in international development and operations.



Colleen O'Brien in

Co-Founder & CEO

Impact Investor. Client relations professional.



Luis Quan

Co-Founder & VP, Honduras

Latin American banking and operations expert.



Pablo Garron

VP, Panama

Microfinance thought leader in Latin America.



Denis Gaitan

VP, Nicaragua

Management of development projects.



Nancy Amador

VP, Finance

Multi-entity operational management.



Juan David Villegas

VP of Programs

Rural micro-enterprise consultant.

Details

The Board of Directors

Director	Occupation	Joined
Katherine Burgess	CEO/Founder @ Elevate97	2021
Carlos Garces	Retired @ Retired	2021
Colleen O'Brien	Impact Investor & Volunteer @ Eskala (volunteer)	2021
James Stollberg	President @ Gemini Global Advisors	2021
Charles Ries	Senior Director Development Design and Innovation @ Marquette University	2021
James Sartori	Chairman @ Sartori Cheese	2021
Steve Nooyen	Chairman @ Home Instead	2021
Steven Atamian	Chief Strategy Officer @ Global Brigades	2020

Officers

Officer	Title	Joined
Colleen O'Brien	Co-founder	2021
Pallav Vora	VP. Legal Affairs	2020
Steven Atamian	Co-founder, Chief Strategy Officer	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Global Brigades, Inc. (non-profit with	2,647,594 Common stock	59.0%

Holder	Securities Held	Voting Power
no Owners)		

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2020	$615,000	Common Stock	Section 4(a)(2)
01/2021	$100,000	Common Stock	Section 4(a)(2)
01/2021	$100,000	Common Stock	Section 4(a)(2)
01/2021	$100,000	Common Stock	Section 4(a)(2)
02/2021	$100,000	Common Stock	Section 4(a)(2)
04/2021	$250,000	Common Stock	Section 4(a)(2)
05/2021	$25,000	Common Stock	Section 4(a)(2)
10/2021	$9,945		Other
11/2021	$100,000	Common Stock	Section 4(a)(2)
11/2021	$100,000	Common Stock	Section 4(a)(2)
12/2021	$100,000	Common Stock	Section 4(a)(2)
12/2021	$250,300		Other
12/2021	$100,000	Common Stock	Section 4(a)(2)
12/2021	$276,000	Common Stock	Section 4(a)(2)
12/2021	$100,000	Common Stock	Section 4(a)(2)
12/2021	$100,000	Common Stock	Section 4(a)(2)
12/2021	$4,372		Other
12/2021	$22,466		Other
12/2021	$14,469		Other
12/2021	$80,702		Other
01/2022	$100,000	Common Stock	Section 4(a)(2)
03/2022	$100,000	Common Stock	Section 4(a)(2)
05/2022	$100,000	Common Stock	Section 4(a)(2)
08/2022	$100,000		Section 4(a)(2)
09/2022	$200,000		Other
12/2022	$40,000		Section 4(a)(2)
12/2022	$30,000		Section 4(a)(2)
12/2022	$100,000		Section 4(a)(2)
12/2022	$100,000		Section 4(a)(2)
12/2022	$499,387		Other
05/2023	$131,070		4(a)(6)
08/2023	$100,000	Common Stock	Section 4(a)(2)
10/2023	$50,001	Common Stock	Section 4(a)(2)
10/2023	$94,499	Common Stock	Section 4(a)(2)
10/2023	$100,000	Common Stock	Section 4(a)(2)
11/2023	$50,001	Common Stock	Section 4(a)(2)
11/2023	$150,622	Common Stock	Section 4(a)(2)
02/2024	$400,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Beneficial State Bank ❓	12/13/2021	$250,300	$201,000 ❓	3.25%		Yes
Global Brigades, Inc. ❓	12/31/2021	$80,702	$25,768 ❓	0.0%		Yes
Silicon Valley Community Foundation ❓	08/11/2022	$100,000	$101,664 ❓	3.0%	08/10/2024	Yes
Kiva Microfunds ❓	09/21/2022	$200,000	$70,327 ❓	0.0%	09/21/2025	Yes
Atamian Family Trust ❓	12/23/2022	$40,000	$40,570 ❓	7.5%	06/22/2024	Yes
Tom Voell Living Trust ❓	12/23/2022	$30,000	$30,427 ❓	7.5%	06/22/2024	Yes
MFI, LLC ❓	12/27/2022	$100,000	$101,424 ❓	7.5%	06/27/2024	Yes
JCRS, LLC ❓	12/29/2022	$100,000	$101,424 ❓	7.5%	06/29/2024	Yes

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Midland Trust Company as ❓ Custodian FBO Michael Ketter	02/28/2024	$400,000	$400,000 ❓	6.5%	02/28/2026	

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	4,490,344	Yes

Warrants: 13
Options: 146

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although we conduct due diligence on potential community-bank partners, and continue to monitor their operations once we make loans to these partners, we are nevertheless dependent on our community-bank partners' ability to identify, underwrite and service borrowers in their respective segments. We cannot control their operations once loans are made. While it has historically never happened, it is possible that community-bank partners could become insolvent, shut down or otherwise cease their operations. In these events, our ability to collect on these loans will be compromised.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks such as credit risk, interest rate risk, liquidity risk and other market-related risks, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the fiscal performance and performance of our community-bank partners do not adequately identify potential risks, the risk profile of such partners could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

We operate our business globally and plan to continue to expand our international presence. Operating internationally exposes us to a number of risks, including unstable local economic conditions, volatile local political conditions, potential changes in duties and taxes, including changing interpretations of existing tax and banking laws and regulations, required compliance with additional laws and policies affecting banking, microfinance, or financial businesses or governing the operations of foreign-based companies, currency fluctuations, interest rate movements, difficulties in operating under local business environments, U.S. and global anti-bribery laws or regulations, and restrictions on repatriation of earnings. If we are unable to address these risks adequately, our financial position and results of operations could be adversely affected, including potentially impairing the value of our trademark, goodwill and other assets.

Operating globally also exposes us to numerous and sometimes conflicting legal and regulatory requirements. In many parts of the world, including countries in which we operate, practices in the local business communities might not conform to international business standards. We must adhere to policies designed to promote legal and regulatory compliance as well as applicable laws and regulations. However we might not be successful in ensuring that our employees, agents, representatives and other third parties with whom we associate throughout the world properly adhere to them.

Failure by us, our employees or any of these third parties to adhere to our policies or applicable laws or regulations could result in penalties, sanctions, damage to our reputation and related costs which in turn could negatively affect our results of operations and cash flows.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make investments or loans or for us to collect dividends or payments on loans by subjecting us to additional licensing, registration or other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damages to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate or make investments or loans and perform our obligations to investors and other constituents. The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect loan payments or receive dividends or could result in the requirement that we pay damages and/or cancel the balance or other amount owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.

We are an early stage company. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. We cannot assure you that we will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our success depends, to a significant extent, upon the efforts and abilities of our management team. The key officers of the Company have either other employment, other business or time restrictions placed on them and, accordingly, key officers of the Company will only be able to devote part of their time to the affairs of the Company. Further, there are potential conflicts of interest to which the key officers of the Company may be subject to in connection with their professional commitments outside of the Company. Key officers of the Company may be involved in managerial or director positions with other enterprises whose operations may, from time to time, be in direct conflict with those of the Company. For example, the majority of the interim managers of Eskala are simultaneously holding various officer and management positions at Global Brigades, Inc., the majority shareholder of Eskala.

Information provided concerning Eskala's offering, Eskala and its business, may contain forward-looking statements, which reflect management's current view with respect to future events and Eskala's performance. Such forward-looking statements include projections with respect to the development, market size and acceptance of Eskala's capital investments, services, and loan products, and Eskala's future revenues and earnings, marketing strategies and business operations. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, acceptance of Eskala's capital investments, services, and loan products, ability to compete with existing and new products and services competitively, our ability to attract additional capital, and the other risks identified herein. Due to such uncertainties and the risk factors set forth herein, you are cautioned not to place undue reliance upon such forward-looking statements.

Eskala is registered in the State of Delaware as a Public Benefit Corporation. Pursuant to Delaware law, Eskala's Directors must balance the goals of (i) providing a competitive return to stockholders, (ii) having a net positive impact on society and the environment, and (iii) creating a net positive impact with respect to the benefits specified in the corporate charter. Under Delaware law, directors are shielded from liability when they make informed and disinterested decisions that serve a rational purpose.

We anticipate that we may require additional financing in order to expand our business. We cannot assure you that we will be able to successfully negotiate or obtain additional financing, or that we will obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, the global economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be significantly limited. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase. A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors of the Company to manage the Company so as to maximize value for shareholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors of the Company. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the principal shareholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal shareholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the principal shareholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal shareholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal shareholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal shareholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal shareholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The principal shareholder(s) have the right to redeem their securities at any time. The principal shareholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal shareholder(s) may affect the value of the Company and/or its viability. Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Eskala, Inc.

Delaware Public Benefit Corporation
Organized October 2020
7 employees
7339 Madison Street
Forest Park IL 60130 http://www.eskala.org

Business Description

Refer to the Eskala profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Eskala is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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